[Noranda Logo]


                   REMINDER: NORANDA BID FOR FALCONBRIDGE
               COMMON SHARES EXPIRES MAY 5, 2005 AT 8:00 P.M.


Toronto, Ontario, May 4, 2005 - Noranda Inc. (TSX:NRD.LV)(NYSE:NRD) today reminded the common shareholders of Falconbridge Limited that its offer to exchange each of their Falconbridge shares for 1.77 common shares of the new NorandaFalconbridge, expires on May 5, 2005, at 8:00 p.m. (Toronto time).

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD). The company's website can be found at www.noranda.com.



FOR FURTHER INFORMATION PLEASE CONTACT:

NORANDA INC.
DENIS COUTURE, VICE-PRESIDENT,
INVESTOR RELATIONS, COMMUNICATIONS AND PUBLIC AFFAIRS
(416) 982-7020
DENIS.COUTURE@TORONTO.NORFALC.COM
WWW.NORANDA.COM